UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Danka Business Systems PLC

(Name of Issuer)

Ordinary Shares, 1.25 Pence Par Value

(Title of Class of Securities)

236277109

(CUSIP Number)

1375 Broadway, 3rd Floor

New York, NY  10018

315-210-6726

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⎸

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 236277109

1.   Name of Reporting Persons:   DCML LLC

2.   Check the Appropriate Box If a Member of a Group
N/A
3.   SEC Use Only

4.   Source of Funds:   WC

5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.   Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	29,269,900*

8. Shared Voting Power	0

9. Sole Dispositive Power	29,269,900*

10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person	29,269,900*

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares

13. Percent of Class Represented by Amount in Row 11	11.29%

14. Type of Reporting Person	OO

* Includes four (4) Ordinary Shares represented by each American Depositary Share.

Item 1.  Security and Issuer

Title: Ordinary Shares, 1.25 Pence Par Value][American Depositary Shares]
Issuer:	Danka Business Systems PLC (the “Issuer”)
Address:	11101 Roosevelt Blvd.	Masters House
	St. Petersburg, FL 33716	107 Hammersmith Road
London, W14 0QH, United Kingdom

Item 2.  Identity and Background

(a)	The name of the reporting person filing this Schedule 13D is DCML LLC.

(b)	DCML LLC’s address is: 1375 Broadway, 3rd Floor, New York, NY 10018.

(c)
DCML LLC is a limited liability company formed on June 5, 2008 by Robert Andrade and Rostislav Raykov to jointly hold and vote their shares of Ordinary Shares of the Issuer.  Mr. Andrade and Mr. Raykov principal occupation is investment management.

(d)	During the last five years neither Mr. Andrade nor Mr. Raykov has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years neither Mr. Andrade nor Mr. Raykov was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	DCML LLC is organized under the laws of the State of Delaware, United States. Both Mr. Andrade and Mr. Raykov are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On November 21, 2008, November 24, 2008, December 3, 2008, December 8, 2008, December 9, 2008, December 10, 2008, December 11, 2008, December 15, 2008 and December 16,2008, DCML purchased a total of 1,803,566 shares for a total cost of  $90,941.

Item 4. Purpose of Transaction

The Reporting Persons reserve the right to further discuss and/or meet with management, the Board of Directors of the Issuer, potential acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.

Depending upon market conditions and other factors that it may deem material, DCML LLC may purchase additional Ordinary Shares and/or related securities or may dispose of all or a portion of the Ordinary Shares or related securities that it now beneficially owns or may hereafter.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, DCML LLC beneficially owns 29,269,900 Ordinary Shares of the Issuer, or approximately 11.3%, of the outstanding Ordinary Shares.

(b)	DCML LLC has sole voting and dispositive power with respect to the 29,269,900 Ordinary Shares.

(c)
The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Exhibit A attached hereto.  No other transactions with respect to the Ordinary Shares that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.  Materials to Be Filed as Exhibits

Exhibit A – Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December XX,, 2008	By: /s/ Robert Andrade Robert Andrade

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

Exhibit A

Transactions by DCML LLC in the American Depositary Shares (“ADSs). Each ADS represents four ordinary shares.

Date of	Number of Shares	Price per Share
Transaction	Purchased/(Sold)

Nov 21, 2008	160,116	$0.05
Nov 21, 2008	22,500	$0.05
Nov 24, 2008	13,151	$0.055
Dec 03, 2008	25,000	$0.045
Dec 03, 2008	30,000	$0.05
Dec 08, 2008	25,000	$0.043
Dec 08, 2008	150,000	$0.045
Dec 08, 2008	7,507	$0.05
Dec 09, 2008	210,165	$0.05
Dec 10, 2008	98,232	$0.062
Dec 11, 2008	47,200	$0.062
Dec 12, 2008	44,121	$0.056
Dec 15, 2008	39,552	$0.056
Dec 16, 2008	881,022	$0.05
Dec 16, 2008	50,000	$0.04